Exhibit 99.24

March 30, 2016

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Majestic Silver Corp. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2015 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2015.

I, Nathan Eric Fier, of Mission, BC, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the “Technical Reports”):

•	Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico dated March 31, 2015 and to references to the Technical Reports, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report.

Yours truly,

/s/ Nathan Eric Fier, P.Eng.
Nathan Eric Fier, P.Eng.